EXHIBIT 99.1

Equinor ASA: proposal on capital reduction from the company’s board of directors

The board of directors of Equinor ASA (OSE: EQNR, NYSE: EQNR) has today decided to propose to the general meeting of the company that the company’s share capital is reduced through cancellation of own shares and redemption of shares belonging to the Norwegian State. The proposal is made as a result of the company having acquired own shares pursuant to the authorization for share buy-back granted by the annual general meeting of the company in May 2024.

The proposal entails that the company's share capital shall be reduced by NOK 589,934,295 from NOK 6,981,953,075.00 to NOK 6,392,018,780.00, through cancellation and redemption of a total of 235,973,718 shares. Notice of the general meeting of the company which will attend to the board’s proposal will be announced separately at a later stage.

This information is subject to the disclosure requirements pursuant to Euronext Oslo Børs Rulebook II section 4.2.4 and Section 5-12 of the Norwegian Securities Trading Act.

Contact persons:

Investor relations:
Bård Glad Pedersen, Senior vice president Investor Relations,
+47 918 01 791

Media relations:
Sissel Rinde, Vice president Media Relations,
+47 412 60 584